Exhibit 99.3

EXPENSES

The amount or estimated amount, itemized in reasonable detail, of expenses (other than underwriting, discounts and commissions) incurred or borne by or for the account of Hydro-Québec (the “Issuer”) in connection with the issuance and sale of the 2.000% Global Notes Series JO due June 30, 2016 or properly chargeable thereto, including legal, engineering, certification and other charges.

SEC filing fees and expenses	U.S.$	265,950
Audit fees		174,050
Reimbursement of Underwriters’ expenses		125,000
Legal fees and expenses		90,000
Rating fees and expenses		40,000
Fiscal Agent and registrar fees and expenses		25,000
Printing fees and expenses		10,000